                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934



                             Advanced Photonix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00754E-10-7
                       ----------------------------------
                                 (CUSIP Number)


                               FRANK M. BURKE, JR.
                            BURKE, MAYBORN CO., LTD.
                          5500 PRESTON ROAD, SUITE 315
                               DALLAS, TEXAS 75205
                                  214-559-9898
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 10, 2003
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                               -----------
CUSIP No. 00754E-10-7                                               Page 2 of 8
---------------------                                               -----------


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Burke, Mayborn Co., Ltd.
--------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

              SEC USE ONLY


--------------------------------------------------------------------------------

      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   0
                                ------------------------------------------------

          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                      823,459
                                ------------------------------------------------
              EACH
           REPORTING                  9      SOLE DISPOSITIVE POWER

                                                      0
             PERSON             ------------------------------------------------
              WITH
                                      10     SHARED DISPOSITIVE POWER

                                                      823,459
--------------------------------------------------------------------------------

      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       872,495
--------------------------------------------------------------------------------

      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
              CERTAIN SHARES


--------------------------------------------------------------------------------

      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.5%
--------------------------------------------------------------------------------

      14      TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

---------------------                                               -----------
CUSIP No. 00754E-10-7                                               Page 3 of 8
---------------------                                               -----------


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Frank M. Burke, Jr.
--------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

              SEC USE ONLY


--------------------------------------------------------------------------------

      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   49,036
                                ------------------------------------------------

          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                      823,459
                                ------------------------------------------------
              EACH
           REPORTING                  9      SOLE DISPOSITIVE POWER

                                                      49,036
             PERSON             ------------------------------------------------
              WITH
                                      10     SHARED DISPOSITIVE POWER

                                                      823,459
--------------------------------------------------------------------------------

      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       872,495
--------------------------------------------------------------------------------

      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
              CERTAIN SHARES


--------------------------------------------------------------------------------

      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.5%
--------------------------------------------------------------------------------

      14      TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

---------------------                                               -----------
CUSIP No. 00754E-10-7                                               Page 4 of 8
---------------------                                               -----------


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       The Mayborn Company, Inc.
--------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

              SEC USE ONLY


--------------------------------------------------------------------------------

      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   0
                                ------------------------------------------------

          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                      823,459
                                ------------------------------------------------
              EACH
           REPORTING                  9      SOLE DISPOSITIVE POWER

                                                      0
             PERSON             ------------------------------------------------
              WITH
                                      10     SHARED DISPOSITIVE POWER

                                                      823,459
--------------------------------------------------------------------------------

      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       872,495
--------------------------------------------------------------------------------

      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
              CERTAIN SHARES


--------------------------------------------------------------------------------

      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.5%
--------------------------------------------------------------------------------

      14      TYPE OF REPORTING PERSON

                       CO
--------------------------------------------------------------------------------

---------------------                                               -----------
CUSIP No. 00754E-10-7                                               Page 5 of 8
---------------------                                               -----------


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Anyse Sue Mayborn
--------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

              SEC USE ONLY


--------------------------------------------------------------------------------

      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
              PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   0
                                ------------------------------------------------

          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                      823,459
                                ------------------------------------------------
              EACH
           REPORTING                  9      SOLE DISPOSITIVE POWER

                                                      0
             PERSON             ------------------------------------------------
              WITH
                                      10     SHARED DISPOSITIVE POWER

                                                      823,459
--------------------------------------------------------------------------------

      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       872,495
--------------------------------------------------------------------------------

      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
              CERTAIN SHARES


--------------------------------------------------------------------------------

      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.5%
--------------------------------------------------------------------------------

      14      TYPE OF REPORTING PERSON

                       IN
--------------------------------------------------------------------------------

This amends the statement on Schedule 13D (the "Statement") filed with the Commission by Burke, Mayborn Co., Ltd. ("Burke, Mayborn"), Frank M. Burke, Jr., The Mayborn Company, Ltd. (the "Mayborn Company") and Anyse Sue Mayborn with respect to their ownership of Class A Common Stock, par value $.001 per share (the "Shares"), of Advanced Photonix, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized items herein shall have the meaning ascribed to them in the Statement.

Item 4.    Purpose of Transaction.

The response to Item 4 is hereby amended and restated in its entirety by the following:


           "(a)     BURKE, MAYBORN

                    Burke, Mayborn acquired the 823,459 Shares reported in this
                    Schedule 13D/A as being directly held by Burke, Mayborn for investment purposes. Burke, Mayborn has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
                    Schedule 13D.

           (b)      GENERAL PARTNERS AND CONTROL PERSONS

                    (i) Frank M. Burke, Jr. acquired the 49,036 Shares reported in this Schedule 13D/A as being directly held by him for investment purposes. Mr. Burke does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                    (ii) The Mayborn Company does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                    (iii) Anyse Sue Mayborn does not directly own any Shares. Ms. Mayborn does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D."

Item 5.    Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and restated in its entirety by the following:

           "(a)     BURKE, MAYBORN

                    On January 17, 2003, pursuant to the Agreement, Burke, Mayborn acquired 777,500 Shares. On March 10, 2003, pursuant to the Agreement, Burke, Mayborn acquired an additional 45,959 Shares. Burke, Mayborn beneficially owns 872,495 Shares and has the sole power to vote and dispose of 0 Shares. The Shares beneficially owned by Burke, Mayborn constitute approximately 6.5% of API's outstanding common stock. Burke, Mayborn has not effected any other transactions in Common Stock during the past 60 days.

           (b)      GENERAL PARTNERS AND CONTROL PERSONS

                    (i) Frank M. Burke, Jr. may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of his relationship with Burke, Mayborn. Mr. Burke beneficially owns 872,495 Shares, and has the sole power to vote and dispose of 49,036 Shares. The Shares beneficially owned by Mr. Burke constitute approximately 6.5% of API's outstanding common stock. Mr. Burke has not effected any other transactions in Common Stock during the past 60 days.

                    (ii) The Mayborn Company may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of its relationship with Burke, Mayborn. The Mayborn Company has not effected any other transactions in Common Stock during the past 60 days.

                    (iii) Anyse Sue Mayborn may be deemed to be the beneficial owner of the Shares held of record by Burke, Mayborn by virtue of her relationship with Burke, Mayborn. Ms. Mayborn beneficially owns 872,495 Shares and has the sole power to vote and dispose of 0 Shares. The Shares beneficially owned by Ms. Mayborn constitute approximately 6.5% of API's outstanding common stock. Ms. Mayborn has not effected any other transactions in Common Stock during the past 60 days."

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    August 19, 2003


BURKE, MAYBORN CO., LTD.


By:      /s/ Frank M. Burke, Jr.
         --------------------------------------------
Name:    Frank M. Burke, Jr.
Title:   General Partner

By:      THE MAYBORN COMPANY
Title:   General Partner

         By:      /s/ Anyse Sue Mayborn
                  -----------------------------------
         Name:    Anyse Sue Mayborn
         Title:   President


/s/ Frank M. Burke, Jr.
-----------------------------------------------------
Frank M. Burke, Jr.

/s/ Anyse Sue Mayborn
-----------------------------------------------------
Anyse Sue Mayborn